Mercedes-Benz Auto Lease Trust 2020-A
Investor Report

Collection Period Ended   31-May-2022

Amounts in USD

Dates

Collection Period No.	29				
Collection Period (from... to)	1-May-2022	31-May-2022			
Determination Date	13-Jun-2022				
Record Date	14-Jun-2022				
Payment Date	15-Jun-2022				
Interest Period of the Class A-1 Notes (from... to)	16-May-2022	15-Jun-2022	Actual/360 Days	30	
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 6/15/2022	15-May-2022	15-Jun-2022	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	289,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	570,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	520,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-4 Notes	135,100,000.00	77,699,277.31	19,780,889.82	57,918,387.49	428.707531	0.146417
Total Note Balance	**1,514,100,000.00**	**77,699,277.31**	**19,780,889.82**	**57,918,387.49**		
Overcollateralization	256,702,694.31	278,901,424.35	278,901,424.35			
Total Securitization Value	**1,770,802,694.31**	**356,600,701.66**	**298,682,314.17**			
present value of lease payments	741,460,084.21	43,612,363.77	34,563,173.36			
present value of Base Residual Value	1,029,342,610.10	312,988,337.89	264,119,140.81			

	Amount	Percentage
Initial Overcollateralization Amount	256,702,694.31	14.50%
Target Overcollateralization Amount	278,901,424.35	15.75%
Current Overcollateralization Amount	278,901,424.35	15.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	1.820000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	1.840000%	0.00	0.000000	0.00	0.000000
Class A-4 Notes	1.880000%	121,728.87	0.901028	58,040,116.36	429.608559
Total		**121,728.87**		**$58,040,116.36**	

Mercedes-Benz Auto Lease Trust 2020-A
Investor Report

Collection Period Ended 31-May-2022

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,682,262,559.59	268,060,566.94	210,142,179.45

Available 2020-A Collections			Distribution on the Exchange Note	
Lease Payments Received	8,674,558.16		(1) Total Servicing Fee	297,167.25
Net Sales Proceeds-early terminations (incl Defaulted Leases)	22,795,886.56		Nonrecoverable Advances to the Servicer	0.00
Net Sales Proceeds-scheduled terminations	38,646,260.97		(2) Exchange Note Interest Distributable Amount (1.89%)	422,195.39
Excess wear and tear included in Net Sales Proceeds	3,884.99		(3) Exchange Note Principal Distributable Amount	57,918,387.49
Excess mileage included in Net Sales Proceeds	39,832.49		(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
Subtotal	70,116,705.69			
Repurchase Payments	0.00			
Advances made by the Servicer	0.00			
Investment Earnings	582.62		(5) Remaining Funds Payable	11,479,538.18
Total Available Collections	**70,117,288.31**		**Total Distribution**	**70,117,288.31**

Available Funds ABS Notes			Distributions ABS Notes	
Total Exchange Note Payments	58,340,582.88		(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Reserve Account Draw Amount	0.00		(2) Interest Distributable Amount Class A Notes	121,728.87
Total Available Funds	**58,340,582.88**		(3) Priority Principal Distribution Amount	0.00
			(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
			(5) Regular Principal Distribution Amount	57,918,387.49
			(6) Additional Servicing Fee and Transition Costs	0.00
			(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
			(8) Excess Collections to Certificateholders	300,466.52
			Total Distribution	**58,340,582.88**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	297,167.25	297,167.25	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	121,728.87	121,728.87	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	121,728.87	121,728.87	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	121,728.87	121,728.87	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	57,918,387.49	57,918,387.49	0.00
Principal Distribution Amount	57,918,387.49	57,918,387.49	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,427,006.74
Reserve Fund Amount - Beginning Balance	4,427,006.74
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	37.60
minus Net Investment Earnings	37.60
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,427,006.74
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	37.60
Net Investment Earnings on the Exchange Note	
Collection Account	545.02
Investment Earnings for the Collection Period	582.62

Notice to Investors

Mercedes-Benz Financial Services USA LLC, as Servicer has elected to exercise its option under Section 5.01 of the 2020- A Servicing Supplement to purchase the 2020-A Exchange Note on June 15, 2022 (the "Redemption Date") and has deposited $19,780,889.82 into the 2020- A Exchange Note Collection Account to redeem the balance of the Class A-4 Note. Therefore, pursuant to Section 10.01 of the Indenture, the Notes will be redeemed on the Redemption Date.

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,770,802,694.31	41,713
Securitization Value beginning of Collection Period	356,600,701.66	11,525
Principal portion of lease payments	6,197,674.05	
Terminations- Early	18,973,220.94	
Terminations- Scheduled	32,108,511.64	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	638,980.86	
Securitization Value end of Collection Period	298,682,314.17	9,719
Pool Factor	16.87%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	7.71%	7.70%
Weighted Average Remaining Term (months)	24.95	5.52
Weighted Average Seasoning (months)	13.43	35.64
Aggregate Base Residual Value	1,199,619,731.80	272,353,957.22
Cumulative Turn-in Ratio		46.24%
Proportion of base prepayment assumption realized life to date		83.98%
Actual lifetime prepayment speed		0.76%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	297,039,497.09	9,670	99.45%
31-60 Days Delinquent	1,039,546.49	31	0.35%
61-90 Days Delinquent	375,983.84	10	0.13%
91-120 Days Delinquent	227,286.75	8	0.08%
Total	298,682,314.17	9,719	100.00%

Delinquency Trigger			**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value			0.202%
Delinquency Trigger occurred			No

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	332,113.74	13	27,393,942.06	724
Liquidation Proceeds	297,831.36		22,510,546.23	
Recoveries	77,300.44		5,783,207.68	
Principal Net Credit Loss / (Gain)	(43,018.06)		(899,811.85)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.158)%
Prior Collection Period	(0.276%)
Second Prior Collection Period	(0.395%)
Third Prior Collection Period	0.197 %
Four Month Average	(0.158)%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value	(0.051)%
Average Net Credit Loss / (Gain)	(1,242.83)

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	51,388,599.70	1,793	963,809,090.61	31,265
Sales Proceeds and Other Payments Received	61,119,057.15		1,124,139,911.95	
Residual Loss / (Gain)	(9,730,457.45)		(160,330,821.34)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(35.638)%
Prior Collection Period	(28.032%)
Second Prior Collection Period	(30.798%)
Third Prior Collection Period	(23.070%)
Four Month Average	(29.385)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value	(9.054)%
Average Residual Loss / (Gain)	(5,128.12)